TRANSLATE BIO, INC.

29 Hartwell Avenue

Lexington, MA 02421

April 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Translate Bio, Inc.

Registration Statement on Form S-3

File No. 333-237159

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Translate Bio, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-237159), so that it may become effective at 4:00 p.m. Eastern time on May 4, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

TRANSLATE BIO, INC.

By:	/s/ Paul Burgess
Name:	Paul Burgess
Title:	Chief Legal Officer and Chief Operating Officer

cc:	Cynthia T. Mazareas

Wilmer Cutler Pickering Hale and Dorr LLP